April 17, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Valley Forge Funds (the “Trust”)
File No. 33-48863
Post-Effective Amendment No. 63 – Vanguard Managed Payout Fund (the “Fund”)

Dear Mr. Parachkevov,

This letter responds to your comments provided on April 14, 2015, on the above referenced post-effective amendment.

Comment 1:	Prospectus - Fund Summary – Fees and Expenses
Comment:	Please provide the Fund’s complete fee table in your response letter. In addition, the expenses should be based on actual operations of the Fund, and not on estimated amounts since this is not a new fund. If the addition of Vanguard Alternative Strategies Fund
(“ASF”) is expected to change the expenses, then please address it in your response letter.

Response:	Please see the fee table below.

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

	Management Fees	None
	12b-1 Distribution Fee	None
	Other Expenses	None
	Acquired Fund Fees and Expenses	0.42%
	Total Annual Fund Operating Expenses[1]	0.42%
1 The expense information in the table has been restated to reflect current expenses.

The Fund expects to allocate approximately 10% of its assets to the ASF. With the addition of the ASF as an underlying fund investment and the associated reallocation of assets among the existing underlying funds, it is expected that the expense ratio for the
Fund will increase to 0.42%. Since this is a material increase from the Fund’s 2014 total annual operating expenses, we believe it is appropriate to present a higher expense ratio

Asen Parachkevov, Esq.
April 17, 2015

in the Fund’s prospectus. We, therefore, intend to restate the expense information using current expenses as if they had been in effect during the previous year, and are footnoting the fee table accordingly as permitted by Instruction 3(d)(ii) to Item 3 of Form N-1A.

Comment 2:	Prospectus - Fund Summary – Tax Information
Comment:	Please clarify that withdrawals from tax-deferred retirement accounts may be subject to taxes.

Response:	We have considered the comment and do not plan to modify the disclosure. We believe the current disclosure appropriately conforms to the requirements of Item 7 of Form N-
1A.

Comment 3:	Prospectus – Fund Summary – Commodity Investments
Comment:	Please confirm how the Fund will obtain exposure to commodities (i.e., does the Fund have its own subsidiary, or will it get exposure through its investment in the ASF). If through its own subsidiary, then please confirm that the subsidiary intends to conform to the requirements of the Investment Company Act of 1940 (“1940 Act”) to the same extent as a registered investment company and in particular please confirm the following:

1)	Whether the subsidiary’s investment adviser was hired in accordance with Section 15 of the 1940 Act.
2)	Whether the financial statements of the subsidiary will be consolidated with the Fund.
3)	Whether the subsidiary will comply with Section 8 of the 1940 Act.
4)	Whether the subsidiary will utilize an eligible foreign custodian under Rule 17(f)-5 of the 1940 Act.
5)	Whether the subsidiary will comply with Section 18 of the 1940 Act as it relates to capital structure and leverage requirements.
6)	Whether the subsidiary will file with the SEC a consent to service of process, as well as grant the SEC the right to examine all books and records.
7)	Explain how the expenses of the subsidiary will be reflected in the fee table.

Response:	The Fund seeks to obtain exposure to the commodity markets directly through its wholly owned subsidiary domiciled in the Cayman Islands. The subsidiary is not a registered investment company under the 1940 Act. Although the subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, the Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. The subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

In terms of the operation of the subsidiary, as it relates to specific provisions of the 1940
Act:

  While the Fund and subsidiary will have the same adviser, Vanguard, the subsidiary is not considered a registered investment company under the 1940 Act and not subject to Section 15 of the 1940 Act. The purpose of the subsidiary is to provide

Asen Parachkevov, Esq.
April 17, 2015

commodity exposure for the Fund. The investment in the subsidiary has been approved by the Board of Trustees of the Fund.

  As a wholly-owned subsidiary, the subsidiary’s financial statements will be consolidated with the Fund’s financial statements.
  The Fund confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the subsidiary’s investments when testing for compliance with each investment restriction. However, the subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. The Fund makes different investments and employs different investment strategies than the subsidiary. For these reasons, the Fund and the subsidiary do not have identical investment policies.
  The subsidiary and the Fund will utilize the same custodian. The assets of the subsidiary will be held at a U.S. bank or an eligible foreign custodian as defined in Rule 17f-5 of the 1940 Act.
  The subsidiary will comply with Section 18 of the 1940 Act.
  The subsidiary will consent to service of process and the examination of its books and records.
  The subsidiary’s expenses will be reflected in the Fund’s fee table in “Acquired Fund Fees and Expenses.”

Comment 4:	Prospectus – Fund Summary – Subsidiary Investments
Comment:	Confirm that there is no intention to sell or transfer shares of the subsidiary.

Response:	We confirm that there is no intention to sell or transfer shares of the subsidiary and it will be wholly owned by the Fund.

Comment 5:	Prospectus – Fund Summary – Managed Distribution Risk
Comment:	The prospectus states that in general, return of capital reduces a shareholder’s cost basis in Fund shares and is not taxable to a shareholder until his or her cost basis has been reduced to zero. Please revise to further clarify that return of capital is not immediately subject to taxation but that the distributions may be subject to taxes in the future.

Response:	We have revised the disclosure, and it states: “In general, a return of capital is not immediately taxable to a shareholder. Rather, it reduces a shareholder’s cost basis in
Fund shares and is not taxable to a shareholder until his or her cost basis has been reduced to zero.” Accordingly, we will revise similar statements in the Prospectus.

Comment 6:	Prospectus – Investing in Vanguard Managed Payout Fund
Comment:	The third bullet under “Retirement Investing” discusses a “spend-only-the-income strategy” that leaves the principal intact. Please explain how this description is consistent with a Fund that may distribute a return of capital.

Response:	This section provides a general overview on the traditional three options on how an investor would generate and spend retirement income and then compares it to the

Asen Parachkevov, Esq.
April 17, 2015

operation of the Fund. The third bullet entitled "spend only the income strategy" is a strategy where an investor would spend the investment income earned on the retirement account assets, without spending the remaining principal. The sentence immediately after the bullets clarifies that the Fund combines the elements of the "spend only the income" strategy with the "planned withdrawal program" strategy. The planned withdrawal program description already states that this strategy, which involves the spending of a limited portion of assets, addresses potential return of capital to investors.

Comment 7:	Prospectus – Investing in Vanguard Managed Payout Fund
Comment:	In the section entitled “Suited for Investors with Specific Goals”, there is a discussion that the Fund’s distributions may be treated, in part, as a return of capital. Please consider if this merits repeating the tax consequences of return of capital distributions to shareholders (and that they may be subject to tax later on).

Response:	We have considered the comment and do not plan to modify the disclosure. Statements on return of capital are provided throughout the prospectus and this section on the Fund’s distribution is in summary format. The lengthier disclosure on the effect of a return of capital appears in the “Dividends, Capital Gains, and Taxes” section, as well as in
“Managed Distribution Risk” under “Principal Risks.” As noted in Comment 5, we will clarify in those instances in the Prospectus the effect of return of capital and future tax implications.

Comment 8:	Prospectus – More on the Fund – Short-Term Investments
Comment:	Please confirm whether it is a specific Vanguard money market fund or a variety of
Vanguard money market funds in which the Fund may invest, and revise the disclosure as applicable.

Response:	The Fund reserves the flexibility to invest in any available Vanguard money market fund.
We believe that the current disclosure remains accurate.

Comment 9:	Prospectus – Financial Highlights
Comment:	Please explain the return of capital and total distributions figures for year 2013.
Specifically, please explain why there is such a high return of capital when it appears that the other distributions would have sufficiently met the Fund’s distribution rate at the time.

Response:	The Fund’s distribution policy includes the 12 scheduled monthly distributions described in the Prospectus. The Fund generally distributes out net investment income and/or net short-term capital gain (if any) monthly in order to meet the distribution requirements. In
2013, as in other years, those amounts were insufficient to cover the distribution rate, resulting in some return of capital.

As listed in the Financial Highlights for 2013, unlike in earlier years, the Fund recognized net long-term capital gains on its underlying fund investments. As disclosed in "Basic
Tax Points", "capital gains distributions may vary considerably from year to year as a result of the Fund's normal investment activities and cash flows." To avoid entity-level federal income and excise taxes, the Fund also needed to distribute those long-term

Asen Parachkevov, Esq.
April 17, 2015

capital gains to shareholders, resulting in a higher total distribution per share than in earlier years.

Further, in order to comply with Rule 19b-1 under the 1940 Act, the Fund distributed those long-term capital gains to shareholders in a single 13th distribution in December
2013. The 13th distribution also included an additional return-of-capital amount in order to comply with U.S. federal tax rules that generally require the pro rata allocation of a return of capital over all distributions made during the year. We note that, although the return-of-capital component is higher on a per-share basis in 2013 than in the other years, it is lower than in the prior two years on a percentage basis of the overall distributions made that year.

Comment 10:	SAI – Code of Ethics
Comment:	Please indicate where the code of ethics and personal trading restrictions disclosure is referenced in the SAI.

Response:	This is disclosed in the third paragraph under the “Management of the Funds” heading.

Comment 11: Tandy Requirements

As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Michael J. Drayo

Michael J. Drayo
Senior Counsel
The Vanguard Group, Inc.